

April 9, 2014

Via E-Mail
Mr. Jeffrey H. Vanneste
Chief Financial Officer
Lear Corp.
21557 Telegraph Road
Southfield, MI 48033

> **Re:** **Lear Corp.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 11, 2014**
> **File No. 1-11311**

Dear Mr. Vanneste:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Note 5. Investments in Affiliates and Other Related Party Transactions, page 66

1. We note from the table on page 66 that the Company holds a 15% investment in RevoLaze, LLC and a 10% interest in eLumigen, LLC as of December 31, 2013. We also note from the disclosure on page 67 that the Company's investments in each of these entities are accounted for under the equity method as the Company's interests in these entities are similar to partnership interests. Please explain in further detail why you believe it is appropriate to account for your interests in each of these entities using the equity method of accounting. As part of your response, please explain why your investments in these entities of 15% and 10%, respectively, provide you with significant influence over the operating and financial policies of these entities. Refer to the guidance outlined in ASC 323-30-25 and 323-10-15-6.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief